Form 40-F/A
period 2023-12-31
VOX ROYALTY CORP.
filed 2024-09-20
CIK 1907909

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

Vox Royalty Corp. (the “Company”, “Vox”, or the “Registrant”) is filing this Amendment No. 1 (this “Amendment”) to its original Annual Report on Form 40-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 8, 2024 (the “Original 2023 Annual Report” and together with this Amendment, the “Annual Report”), in order to file updated certifications by the Registrant's principal executive officer and principal financial officer as Exhibits 99.4 and 99.5 to this Amendment, pursuant to Rule 13a-14(a) of the Exchange Act. The Company is not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

This Amendment consists of a cover page, this explanatory note, the signature page, the exhibit index, Exhibit 99.4, and Exhibit 99.5. Other than expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original 2023 Annual Report nor does this Amendment reflect any events that have occurred after the Original 2023 Annual Report was filed.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VOX ROYALTY CORP.

By:	/s/ Kyle Floyd
Name: Kyle Floyd
Title: Chairman and Chief Executive Officer

Date: September 20, 2024

3

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation

99.1*	Annual Information Form of the Company for the year ended December 31, 2023

99.2*	Consolidated Financial Statements for the years ended December 31, 2023 and 2022 and notes thereto, together with the report of auditors thereon

99.3*	Management’s Discussion and Analysis of the Company for the year ended December 31, 2023

99.4**	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5**	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6*	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7*	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of Ernst & Young LLP, the Company’s Independent Registered Public Accounting Firm

99.9*	Consent of Timothy J. Strong.

99.10*	Consent of Christopher J. Picken

99.11*	Consent of Matthew Randall

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed as an exhibit to the Original 2023 Annual Report.
**	Filed as an exhibit to this Amendment.

4