Form 40-F
period 2025-12-31
VOX ROYALTY CORP.
filed 2026-03-30
CIK 1907909

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	December 31, 2025	Commission File Number	000-56292

Vox Royalty Corp.
(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were 68,364,945 common shares outstanding.

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

FORWARD-LOOKING STATEMENTS

This Annual Report, including the documents incorporated herein by reference, contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this Annual Report, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions, including tariffs and international trade disputes impacting the markets connected to the business of the Company; the absence of control over mining operations from which Vox will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations and the net realized margins from the precious metals purchase agreements that underlie the Company's asset portfolio, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises; geopolitical events and other uncertainties, such as the conflict between Russia and Ukraine and the conflict in the middle east, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF (as defined below) available at www.sedarplus.ca and www.sec.gov. The forward-looking statements contained in this Form 40-F are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the U.S. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), and the auditor is independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

CURRENCY

This Annual Report contains references to U.S. dollars, Canadian dollars and Australian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in U.S. dollars. References to “$” or “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars. The exchange rate of U.S. dollars and Australian dollars into Canadian dollars on December 31, 2025, the last business day of 2025, based upon the daily average exchange rate as reported by the Bank of Canada, was US$1.0000 = C$1.3706 and A$1.0000 = C$ 0.9147, respectively.

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

·	Annual Information Form of the Company for the financial year ended December 31, 2025 (the “AIF”);
·

Audited Annual Consolidated Financial Statements for the year ended December 31, 2025 and notes thereto, together with the Reports of the Independent Registered Public Accounting Firms filed as Exhibit 99.2 hereto; and

·	Management’s Discussion and Analysis of the Company for the year ended December 31, 2025 (the “MD&A”).

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended September 30, 2025, Vox Royalty Cayman SEZC (“Vox Cayman”), a subsidiary of the Company, became party to a number of precious metal purchase agreements (“PMPAs”). In connection with accounting for this transaction, management identified the need to enhance its internal control over financial reporting (“ICFR”) to address the complexity associated with net precious metals income, financial asset measurement and related disclosures under IFRS Accounting Standards.

Specifically, the Company and Vox Cayman implemented the following changes:

·	Design and implementation of controls over complex financial instruments, including the initial recognition and subsequent measurement of the PMPA obligation under IFRS 9 Financial Instruments;
·	Enhanced review controls over management’s judgments and estimates, including discount rates, production profiles, and metal price assumptions used in valuing the PMPAs;
·	Introduction of controls over completeness and accuracy of delivery data used in calculating amounts payable under the PMPAs;
·	Updates to IT-dependent controls and spreadsheets used in tracking PMPA deliveries and payments.

These changes were made to ensure that the Company maintains effective ICFR in light of the increased complexity arising from the PMPAs. There were no other changes to the Company’s internal controls over financial reporting during the year ended December 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors (the “Board”) has a separately designated standing Audit Committee (the “Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Audit Committee is comprised of Messrs. Rob Sckalor, Alastair McIntyre and Joseph Gallucci, all of whom, in the opinion of the Board, are independent (as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of The Nasdaq Stock Market LLC (“Nasdaq”)) and are financially literate.

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

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Conduct” (as amended from time to time, the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Company’s website at https://www.voxroyalty.com/corporate/corporate-governance. A copy of the Code may also be obtained by contacting the Corporate Secretary of the Company at the address or telephone number indicated on the cover page of this Annual Report. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (PCAOB Firm ID 271) acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025. See page 46 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the fiscal year 2025 by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

Ernst & Young LLP (PCAOB ID 1263) was the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024. See page 46 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Ernst & Young LLP for services performed in the fiscal year 2024 and 2025 by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 46 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

MINE SAFETY DISCLOSURE

We do not operate any mine in the U.S. and have no mine safety incidents to report for the financial year ended December 31, 2025.

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

Date: March 30, 2026

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

97.1

Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 filed on March 8, 2024)

99.1	Annual Information Form of the Company for the year ended December 31, 2025

99.2	Consolidated Financial Statements for the years ended December 31, 2025 and 2024 and notes thereto, together with the Reports of Independent Registered Public Accounting Firms thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2025

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP, the Company’s Independent Registered Public Accounting Firm

99.9	Consent of Ernst & Young LLP, the Company’s previous Independent Registered Public Accounting Firm

99.10	Consent of Timothy J. Strong.

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

